Exhibit 99.1

ASX ANNOUNCEMENT 19 June 2018 Swisstec Heads of Agreement Melbourne, Australia, 19 June 2018: Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE, “Company”, “GTG”), a diversified molecular diagnostics company embracing blockchain technologies across genomic testing platforms, is pleased to announce that it has entered into a Heads of Agreement with Swisstec Health Analytics Ltd. (“Swisstec”) to work together over the next 30 days to finalise a Proposed Joint Venture (PJV) to establish a new Company, (“JV Company”). The JV Company will enable both companies to collaborate to develop a service platform using blockchain technology that will provide a marketplace for medical services and personalised health management, and will also facilitate data management and AI-based services to promote better patient outcomes. The JV Company will also; Seek to provide participants in the marketplace with pathways to predictive genomic screening, radiology diagnostics, clinical consultations and medical procedures across a variety of disciplines from specialists around the world. Initially focus on the Southeast Asian market, where severe shortages of doctors and specialists hinder the delivery of healthcare to the largest population on the planet. Participants on the platform will be onboarded individually or via hospital referrals. Through Swisstec and its affiliates, it is anticipated that the JV Company will gain access to over 12,000 hospitals in the region. Swisstec and its partners have developed numerous advanced technologies for imaging and healthcare IT, data collection, diagnostic algorithms, research and commercialisation of innovative medical solutions. Swisstec have also formed distribution relationships in China, with preliminary agreements in place that may support the introduction of GTG’s cancer predictive testing and assessment tools and services into Chinese hospitals. Whilst the terms of the agreement remain confidential, the key terms underlying the establishment of the JV Company are as follows; 1. GTG and Swisstec will each hold 50% of the fully paid ordinary shares on issue on incorporation, The board of directors will comprise 2 directors nominated by each party on incorporation, The parties will consider and agree on the most appropriate mechanism/s for raising funds to support operations, GTG will receive an equity stake in Swisstec of up to 20%, 2. 3. 4. It is the intent of both parties to execute formal agreements to establish the PJV no later than mid July 2018. Both parties will work over this period to complete all legal arrangements. Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.comABN 17 009 212 328 Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia Phone +61 3 8412 7000 • Fax +61 3 8412 7040

It is expected that the JV Company will complement GTG’s plans to enter new markets and expand adoption of its predictive breast cancer screening test into Asia. According to data released by the World Health Organisation, in 2012 approximately one in four cases of female breast cancer diagnoses around the world were made in the Asia-Pacific region with the highest proportion of new cases in China (46%), Japan (14%) and Indonesia (12%). The global total of new breast cancer cases is projected to rise by 70% over the next two decades. Dr Paul Kasian, Genetic Technologies’ Chairman commented: “The JV Company will aim to provide personalised healthcare to individuals around the world, addressing the global need for precision medicine, access to specialists and cross-border availability of medical services and care.” Costar Pouzoulis, CEO of Swisstec further commented: “By focussing on Southeast Asia, the JV Company will help tens of thousands of people who would not normally have access to high quality healthcare services due to economic or geopolitical barriers.” FOR FURTHER INFORMATION PLEASE CONTACT Dr Paul Kasian Chairman and Interim CEO Genetic Technologies Limited + 61 3 8412 7000 Jason Wong (USA) Blueprint Life Science Group +1 (415) 375 3340, Ext. 4 About Genetic Technologies Limited Genetic Technologies is a diversified molecular diagnostics company embracing blockchain technologies across Genomic testing platforms. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead product, BREVAGenplus®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. For more information, please visit www.brevagenplus.com and www.phenogensciences.com. Genetic Technologies is developing a pipeline of risk assessment products including a novel colorectal cancer (CRC) test. For more information, please visit www.gtgcorporate.com About Swisstec Health Analytics Ltd Swisstec Health Analytics is a leading provider of medical imaging and healthcare IT solutions in Australia and Asia. Utilising cloud-based PACS, RIS and an advanced patient portal, Swisstec delivers solutions with embedded Artificial Intelligence (A.I.) to satisfy population health demands throughout the Asia Pacific region. An extensive strategic network of partnerships with doctors, hospitals, radiologists and sub-specialists allows Swisstec to continue to grow their intellectual property platform. Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.comABN 17 009 212 328 Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia Phone +61 3 8412 7000 • Fax +61 3 8412 7040

Safe Harbor Statement Any statements in this press release that relate to the Company's expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act. The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees. Since this information may involve risks and uncertainties and are subject to change at any time, the Company's actual results may differ materially from expected results. Additional risks associated with Genetic Technologies' business can be found in its periodic filings with the SEC. Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.comABN 17 009 212 328 Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia Phone +61 3 8412 7000 • Fax +61 3 8412 7040